

02007667

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SEC FILE NUMBER
8- 51770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corpfin.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 Peachtree Road NE Suite 942
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmie N. Carter 404 504 9129 x 225
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feldman Sherb & Co., P.C.
(Name — if individual, state last, first, middle name)

805 Third Avenue	New York	New York	10022-7513
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jimmie N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corpfin.com, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jimmie N. Carter
Signature

Chief Financial Officer
Title

Janet L. Mueller
Notary Public
JANET L. MUELLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corpfin.com, Inc.

Audited Financial Statements
And Supplemental Schedules

For the year ended December 31, 2001

Contents



FELDMAN SHERB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS



MEMBER OF DFK INTERNATIONAL
WITH OFFICES IN PRINCIPAL
CITIES THROUGHOUT THE WORLD

805 THIRD AVENUE
NEW YORK, N.Y. 10022-7513
(212) 593-3100

FAX: (212) 355-3631
E-MAIL: info@fscpa.com
www.fscpa.com

Report of Independent Auditors

February 7, 2002

The Shareholders
Corpfin.com, Inc.

We have audited the accompanying balance sheet of Corpfin.com, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corpfin.com, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Corpfin.com, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feldman Sherb & Co., P.C.

Certified Public Accountants

Corpfin.com, Inc.
Statement of Financial Condition
December 31, 2001

Assets		
Cash	$	104,682
Restricted cash		35,000
Advances to employees		22,395
Furniture and equipment, net		14,501
Capitalized software, net		15,092
Other assets		56,610
Total assets	$	248,280
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$	8,079
Total liabilities		8,079
Shareholders' equity:		
Convertible preferred stock, Series A, $.001 par value; 35 shares authorized, 20 issued and outstanding		-
Convertible preferred stock, Series B, $.001 par value; 2,500,000 shares authorized, 1,500,000 issued and outstanding		1,500
Convertible preferred stock, Series C, $.001 par value; 1,000 shares authorized, 250 issued and outstanding		-
Common stock, $.001 par value; 95,000,000 share authorized, 20,924,294 issued and outstanding		20,924
Additional paid-in capital		3,201,125
Accumulated deficit		(2,983,348)
Total shareholders' equity		240,201
Total liabilities and shareholders' equity	$	248,280

See accompanying notes to financial statements

Corpfin.com, Inc
Statement of Operations
Year ended December 31, 2001

Revenues:		
Fee income and commission	$	168,032
Other income		101,933
Interest income		3,605
Total revenues		273,570
Expenses:		
Compensation and benefits		596,973
Advertising expense		6,201
Depreciation and amortization		142,452
Communication		36,221
Occupancy and equipment		1,516
Insurance		15,646
Other		15,998
Rent		89,854
Professional fees		285,939
Licenses and registrations		30,531
Travel and entertainment		28,217
Data processing		30,237
Total expenses		1,279,785
Net loss	$	(1,006,215)
Net loss per share - basic and diluted	$	(0.05)
Weighted average number of common shares outstanding - basic and diluted		19,789,165

See accompanying notes to financial statements.

Corpfin.com, Inc.
Statement of changes in shareholders' equity

	Common Stock		Convertible Preferred Stock A		Convertible Preferred Stock B		Convertible Preferred Stock C		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2000	19,508,294	$ 19,508	20	$ -	1,500,000	$ 1,500	250	$ -	$ 2,432,541	$ (1,977,133)	$ 476,416
Issuance of common stock	296,000	296	-	-	-	-	-	-	369,704	-	370,000
Common stock issued for services	1,120,000	1,120	-	-	-	-	-	-	318,880	-	320,000
Capital contributions	-	-	-	-	-	-	-	-	80,000	-	80,000
Net loss	-	-	-	-	-	-	-	-	-	(1,006,215)	(1,006,215)
Balance, December 31, 2001	20,924,294	$ 20,924	20	$ -	1,500,000	$ 1,500	250	$ -	$ 3,201,125	$ (2,983,348)	$ 240,201

See accompanying notes to financial statements

Corpfin.com, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Operating activities:		
Net loss	$	(1,006,215)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		142,452
Stock received for services		(17,500)
Trading losses on stock received for services		14,392
Common stock issued for services		320,000
Changes in operating assets and liabilities:		
Accounts receivable - commissions		(2,900)
Employee advances		(22,395)
Other assets		21,285
Accounts payable and accrued expenses		(75,797)
Net cash used in operating activities		(626,678)
Investing activities:		
Proceeds from sale of marketable securities		3,108
Notes receivable from affiliate		45,000
Net cash used in investing activities		48,108
Financing activities:		
Proceeds from the sale of common stock		370,000
Capital contributions		80,000
Net cash provided by financing activities		450,000
Decrease in cash		(128,570)
Cash, beginning of year		233,252
Cash, end of year	$	104,682
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements

Corpfin.com, Inc.
Notes to Financial Statements

December 31, 2001

1. Business and Basis of Presentation

Corpfin.com, Inc. (the "Company") is a registered broker/dealer providing public companies with an opportunity to raise capital through the sale of equity positions in the private market. The Company was organized to perform the transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers, and more referrals through other firms and individuals in the securities business. The Company is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999.

Basis of Presentation

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time. The Company will have to obtain additional capital or generate additional revenue in order to continue operations. In December 2001, the Company applied to the Securities and Exchange Commission to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market under the symbol "CPFN". The application is currently in the comment period of the registration process. When the registration process is completed the Company's management has indicated it will seek additional capital through the sale of securities. However, the Company's management has indicated that if it is unable to successfully register its securities with the Securities and Exchange Commission and it is unable to generate additional revenue in the near future, the Company may cease operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions during the preparation of financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of net income or loss during the period. Actual results could differ from these estimates and assumptions.

Revenue Recognition

Individual security transactions and the related commission income are recorded on a trade date basis. Revenue from consulting services and other income producing activities are recognized as the services are performed.

Restricted Cash

The Company is required to keep a $35,000 deposit with a clearing broker. This restricted cash has been segregated on the balance sheet.

Property and Depreciation

Office equipment is carried at cost and depreciated using accelerated and straight-line methods over their estimated useful lives of three to five years.

Capitalized Software

Costs associated with the development and maintenance of the website are accounted for in accordance with the AICPA Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". Costs totaling $226,564 was capitalized through the year ended December 31, 2001. Such costs are being amortized on a straight-line basis over a period of two years. Accumulated amortization at December 31, 2001 was $211,472.

Impairment of Long-Lived Assets

The Company evaluates the recoverability and carrying value of its long-lived assets at each balance sheet date, based on guidance issued in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Among other factors considered in such evaluation is the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. Accordingly, the Company believes that there has been no impairment of its long-lived assets as of December 31, 2001.

2. Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred in accordance with AICPA Statement of Position 93-7 "Reporting on Advertising Costs."

Income Taxes

The Company has incurred an operating loss of $1,006,215 during the year ended December 31, 2001 and has no state or federal income tax obligation.

The Company has no significant deferred tax effects from temporary differences that give rise to deferred tax assets and deferred tax liabilities for the year ended December 31, 2001 other than net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $3,000,000 at December 31, 2001, which will expire in years beginning in 2019. No tax benefit has been recorded related to the net operating loss, as a full valuation allowance has been recorded against the approximate net deferred tax asset of $1,200,000 related to these carryforwards.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Earnings per share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting For Stock-Based Compensation," the Company adopted the pro forma disclosure requirements of SFAS 123.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is not expected to have a material effect on the Company's financial position or operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

3. Property and Equipment

At December 31, 2001 property and equipment consisted of the following:

	Useful Life		December 31, 2001
Furniture	5 Years	$	1,829
Telephone equipment	5 Years		19,990
Computer equipment	3 Years		68,150
			89,969
Accumulated depreciation			75,468
		$	14,501

4. Shareholders' Equity

The outstanding capital stock of the Company consists of common stock and three classes of convertible preferred stock. Series A Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate that would equal 4% of the total issued and outstanding common stock at the time of conversion on a fully diluted basis. Series C Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1000. Series A Preferred Shares have antidilution rights that result in the holders maintaining, collectively, a 4% interest in the Company on a common stock equivalency basis. The Company has given effect to these antidilution rights but the stated shares have not been issued. Series B Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1. Series A, B and C Preferred Shares are nonvoting. Series A Preferred Shares bear no dividend, while Series B and C Preferred Shares bear dividends at an annual rate of 1% of the subscription price when and if declared by the Board of Directors. All Preferred Shares have liquidation preferences relative to common shares.

On June 1, 2001, the Company engaged eSAFETYWORLD to provide the Company with strategic planning and management consulting services as well as administrative support services. The Company has agreed to issue eSAFETYWORLD 700,000 shares of the Company's common stock in compensation for these services. As of December 31, 2001, 560,000 shares have been issued to eSAFETYWORLD for services rendered; compensation expense of $160,000 has been recorded to reflect these issuances. The Company valued these services at the fair value of the services rendered.

During the year ended December 31, 2001, the Company sold 200,000 shares of its common stock to an affiliate for $250,000.

On September 28, 2001, an unrelated third party purchased a total of 96,000 shares of the Company's common stock at a price of $1.25 per share for an aggregate purchase price of $120,000. That investor also received a warrant to purchase up to an additional 96,000 shares of the Company's common stock at a price of $1.25 per share. The warrant expires at the close of business on September 28, 2006. In lieu of exercising this warrant, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share. If the Company's shares are traded in a public market, the fair market value of the shares shall be the average closing price of the shares reported for the ten business days immediately before holder delivers its Notice of Exercise to the Company. If the shares are not traded in a public market, the Company's board of directors shall determine fair market value in its reasonable good faith judgment.

4. Shareholders' Equity (continued)

On October 10, 2001, the Company adopted the Corpfin, Inc. 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables it to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of its common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options for 1,000,000 shares of common stock on October 10, 2001. These options are exercisable at $1.25, and have been adjusted for stock splits, and vest 33% on May 1, 2002 and on each of the two anniversary dates thereafter.

During the year the Company issued 560,000 shares of its common stock to members of its management. The Company valued these shares at approximately $0.57 per share and recorded compensation of $320,000.

During 2001, the Company received $80,000 in capital contributions from founding shareholders.

5. Related Party Transactions

During the year ended December 31, 2001, the Company earned trading commissions from employees and family members of affiliated companies totaling $142,445. During the year ended December 31, 2001, the Company sold its client database to an affiliate for $80,000. As there was no accounting basis in the asset sold, the transaction resulted in revenue and a gain of $80,000.

6. Net Capital Requirements

As a registered broker-dealer, Corpfin.com, Inc. is subject to the requirements of the Uniform Net Capital Rule 15c3-1 ("the Net Capital Rule") of the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity; its object being to require a member firm to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. On December 31, 2001, Corpfin.com, Inc. had aggregate indebtedness of $8,079 and its net capital, as defined, was $134,502, which exceeded requirements by $34,502.

7. Commitments and Contingencies

The Company maintains no inventory of securities. When securities are purchased, the Company relies on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

7. Commitments and Contingencies (continued)

In accordance with industry practice, customers and other dealers are not required to deliver cash or securities pursuant to securities transactions until settlement date. The Company is not exposed to risk of loss, other than the loss of commission income, should any counterparty to a securities transaction fail to fulfill his contractual obligation.

8. Operating Lease

During April 2000, the Company entered into a noncancelable lease agreement with a third party for office space.

Future minimum lease payments at December 31, 2001 were:

2002	$84,071
2003	64,788
Future minimum lease payments	$148,859

Rental expense for the year ended December 31, 2001 was $89,854.

9. Subsequent Event

On February 7, 2002, the Company's board of directors authorized a 1-for-2.5 reverse stock split of the Company's $.001 par value common stock. All references in the accompanying financial statements and notes, to the number of common shares and per-share amounts, have been restated to give effect to the reverse stock split.

Corpfin.com, Inc.

Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital		
Total shareholders' equity from Balance Sheet	$	240,201
Deductions and/or charges:		
Nonallowable assets:		
Notes receivable from affiliates		22,395
Furniture and equipment, net		14,501
Capitalized software		15,092
Other assets		53,711
		105,699
Net capital before haircuts on securities positions		134,502
Haircuts on securities:		
Total haircuts		-
Net Capital	$	134,502
Computation of Aggregate Indebtedness		
Accrued expenses	$	8,079
Total aggregate indebtedness	$	8,079

Corpfin.com, Inc.

Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2001

Computation of Basic Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness	$	538
Minimum dollar requirement		100,000
Net capital requirement		100,000
Excess net capital	$	34,502
Ratio: Aggregate indebtedness to net capital		.06:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Corpfin.Com, Inc.

Statement Regarding SEC Rule 15c 3-3

December 31, 2001

The Company claims an exemption from SEC Rule 15c 3-3 under Section (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



FELDMAN SHERB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS



MEMBER OF DFK INTERNATIONAL
WITH OFFICES IN PRINCIPAL
CITIES THROUGHOUT THE WORLD

805 THIRD AVENUE
NEW YORK, N.Y. 10022-7513
(212) 593-3100
FAX: (212) 355-3631
E-MAIL: info@fscpa.com
www.fscpa.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Accountants

February 7, 2002

Shareholders
Corpfin.com, Inc.

In planning and performing our audit of the consolidated financial statements of Corpfin.com, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the shareholders, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feldman Sherb & Co., P.C.

Certified Public Accountants